Aron Izower Direct Phone: +1 212 549 0393 Email: aizower@reedsmith.com	599 Lexington Avenue New York, NY 10022-7650 +1 212 521 5400 Fax +1 212 521 5450 reedsmith.com

June 25, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Max A. Webb

Re:                             SFX Entertainment, Inc. (f/k/a SFX Holding Corporation)
Registration Statement on Form S-1 Initially Submitted Confidentially on April 25, 2013 and Filed via EDGAR on the Date Hereof
CIK No. 0001553588

Dear Mr. Webb:

On behalf of our client, SFX Entertainment, Inc. (the “Company”), formerly known as SFX Holding Corporation, we are responding to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated May 21, 2013 (the “Comment Letter”), relating to the draft registration statement on Form S-1 that the Company initially submitted confidentially to the Commission on November 13, 2012, as amended by Amendment No. 1 submitted confidentially to the Commission on April 25, 2013 (such amendment, “Amendment No. 1”).  This letter accompanies the Company’s first public filing of the Registration Statement on Form S-1 (the “Registration Statement”).  For the Staff’s reference, we have included both a clean copy of the Registration Statement and a copy marked to show all changes from Amendment No. 1.

Set forth below in bold are comments from the Comment Letter.  For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s Comment Letter and includes the caption used in the Comment Letter. Immediately following each comment is the Company’s response to that comment, including, where applicable, a cross-reference to the location of changes made in the Registration Statement in response to the Staff’s comment. All page references in the responses set forth below refer to page numbers in the Registration Statement. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the Registration Statement.

NEW YORK • LONDON • HONG KONG • CHICAGO • WASHINGTON, D.C. • BEIJING • PARIS • LOS ANGELES • SAN FRANCISCO • PHILADELPHIA • SHANGHAI • PITTSBURGH • HOUSTON
SINGAPORE • MUNICH • ABU DHABI • PRINCETON • NORTHERN VIRGINIA • WILMINGTON • SILICON VALLEY • DUBAI • CENTURY CITY • RICHMOND • GREECE • KAZAKHSTAN

General

1.                                Please update the financial statements and related disclosures included in the registration statement as required by Rule 3-12 of Regulation S-X.

The Company has revised the Registration Statement as required by Rule 3-12 of Regulation S-X, by including the Company’s interim financial statements as of and for the three months ended March 31, 2013. The Company has also included interim financial statements as of and for the three months ended March 31, 2013 for certain of the target companies the Company considers to be probable acquisitions. The interim financial statements of Totem as of and for the three months ended March 31, 2013 are not required to be included in the Registration Statement under applicable financial reporting rules with respect to foreign entities. We have based the historical financial information for those periods for Totem on preliminary results for the quarter as reported by its management.

Prospectus summary, page 1

2.                                We note your disclosure in the first paragraph that you believe you are “the largest producer of live events and entertainment content focused exclusively on electronic music culture.” Please revise to disclose the basis for this belief. In this regard, we note your response to our prior comment 15.

The Company has revised the disclosure on page 1 of the Registration Statement in response to the Staff’s comment to clarify that the Company’s belief is based on attendance and revenue figures.

3.                                We note your disclosure in the first paragraph that you “have significant and growing scale and deep engagement with [your] fans.” Marketing language that cannot be objectively substantiated should be removed. To the extent these statements represent your beliefs, please revise accordingly and tell us the basis for these beliefs.

The Company has revised the first paragraph on page 1 of the Registration Statement in response to the Staff’s comment. The disclosure clarifies that the Company’s belief that it has “significant and growing scale” is based on the more than 2.8 million attendees at its events in 2012, compared to the approximately 2.2 million attendees in 2011.  The disclosure also makes clear that the deep engagement of the Company’s fans is evidenced by the time they spend on the Company’s digital properties and related social media activity.  The Company has also provided additional data in the Registration Statement in support of this belief.

4.                                Please revise the first paragraph to clarify that you have not held a TomorrowWorld festival in North America to date and that the first such festival is schedule for September of 2013.

The Company has removed the reference to TomorrowWorld from the first paragraph and added additional disclosure on page 2 of the Registration Statement in response to the Staff’s comment.

5.                                Please refer to the last sentence of the first paragraph. Please revise to quantify the costs associated with exercising the referenced option and clarify whether you have the necessary financing to exercise such option.

The Company has revised the disclosure to remove the reference to the ID&T Option in the first paragraph of the Registration Statement.  The Company advises the Staff that it has determined that the planned acquisition of ID&T is “probable” under the meaning of Rule 3-05 of Regulation S-X.  The Company has added disclosure regarding the planned acquisition of ID&T on page 4, including the costs associated with exercising the ID&T Option and that the cash portion of the consideration to be financed by the proceeds of this offering.

6.                                We note your disclosure in the second paragraph that you “present leading EMC festivals and events and manage premier EMC venues” and that these include “Sensation, TomorrowWorld, Mysteryland, Q-Dance, Life in Color, LIV and STORY.” We note your disclosure on page 55 that your ID&T JV did not contribute any revenue to your 2012 results. We also note that it does not appear that you have held a Sensation, TomorrowWorld, Mysteryland or Q-Dance festival in 2013 to date. The description regarding your business and operations should accurately describe your current company. The description should not unduly focus on or disproportionately emphasize your future plans or aspirations. Please revise this section to clearly differentiate between activities you have implemented to date, activities you are in the process of implementing and those that will be done in the future. To the extent that you discuss future business plans here, such as the completion of potential acquisitions or your intent to host EMC festivals, the discussion should be balanced with a brief discussion on the time frame for implementing these future plans, the steps involved, the associated costs, and any obstacles involved before you can commence the planned operations. Please revise prospectus throughout as applicable.

The Company has amended the Registration Statement in response to the Staff’s comment to differentiate between activities that have been implemented to date, activities that the Company is in the process of implementing and those that will be in the future.

7.                                Please revise to reposition the fourth paragraph (about the prior business experience of Mr. Sillerman) in the Business section on page 69 and not in the Prospectus Summary.

The Company has revised the referenced paragraph in Registration Statement to remove the specific references to Mr. Sillerman’s earlier business.  The Company has included a more general description of the skills and experience of its management team.

8.                                We note your response to our prior comment 14 and reissue in part. Please refer to the last paragraph on page 3. We note that you generate revenue from ticket sales, concessions of food, beverage and merchandise, sponsorships, online advertising, promoter fees, management fees and music sales. Please revise to disclose the percentage of revenue you derived from each revenue stream during the last completed fiscal year. To the extent the above referenced disclosure factors in acquisitions completed after your last completed fiscal year end, please revise to clarify so that investors can understand each revenue stream’s contribution to your audited and unaudited pro forma results of operation.)

The Company has revised the Registration Statement in response to the Staff’s comment.

9.                                We note your response to our prior comment 18 and reissue. Please revise this section, as applicable, to disclose the source for all industry statistics, trends, growth rates and facts that you cite. In this regard, we note that in certain instances you use generic references such as “based on industry sources” and “according to industry sources.”

The Company has revised the Registration Statement in response to the Staff’s comment.

10.                         Please refer to the completed acquisitions chart on the bottom of page 2. Please remove all marketing language from the Disco Donnie Presents description. In this regard, we note the phrase “one of the original and most prolific promoters of EMC events.”

The Company has revised page 3 of the Registration Statement in response to the Staff’s comment.

11.                         Please confirm that each of the potential transactions listed in the table on page 3 will either be probable or will be removed in the preliminary prospectus distributed to investors. For any which you intend to use proceeds of this offering to finance the cost, please include in the Use of Proceeds section on page 38.

The Company acknowledges the Staff’s comment and confirms that in the preliminary prospectus it delivers to investors it will only describe in this table and similar disclosures those acquisitions that are probable under Rule 3-05 of Regulation S-X. The Company has revised the Registration Statement in response to the Staff’s comment.

12.                         Revise to include the stub period revenues and income in the final paragraph on page 3.

The Company has revised page 4 of the Registration Statement in response to the Staff’s comment.

Competitive Strengths, page 4

13.                         Please revise to explain why with these strengths you are not profitable.

The Company has revised page 5 of the Registration Statement in response to the Staff’s comment.

14.                         Please refer to the first bullet point. We note your disclosure in the first sentence that you produce “many of the most spectacular” EMC festivals and events in the world. Please revise to substantiate this statement or revise to state as your belief.

The Company has revised page 4 of the Registration Statement in response to the Staff’s comment.

15.                         Please refer to the first bullet point. We note your disclosure that the “appeal of our festivals and events is demonstrated by consistent growth in attendance and tremendous demand for tickets” and that your “larger festivals often sell out months in advance.” We also note that it does not appear that you have held a Sensation, TomorrowWorld, Mysteryland or Q-Dance festival to date. Please advise regarding your basis for the statements that your festivals have demonstrated consistent growth and often sell out months in advance when it appears that your larger festivals will be held for the first time this year.

The Company has revised the Registration Statement to clearly articulate that, because the Company considers the planned acquisition of ID&T to be probable, the business description of the Company is presented to include the business of ID&T.

16.                         We note your response to our prior comment 23 and reissue in part. Please refer to the fourth bullet point. We note your disclosure that “[o]n a pro forma basis, [you] produced 774 festivals and events across North America.” Please revise to separately quantify the number of festivals versus events that you produced on a pro forma basis.

The Company has revised page 5 of the Registration Statement in response to the Staff’s comment and defined the difference between festivals and events based on the number of attendees.  The Company considers any production with greater than or equal to 10,000 attendees to be a festival, and any production with fewer than 10,000 attendees to be an event.

17.                         Please refer to the fifth bullet point. Please revise to remove marketing language related to your senior management’s success in building other businesses of scale.

The Company has revised page 5 of the Registration Statement in response to the Staff’s comment to remove disclosure related to its senior management’s success in building other businesses of scale.

Summary historical consolidated financial information and other data, page 8

18.                         Reference is made to footnote (1) on page 9. Please revise your definition of Adjusted EBITDA to also include other income (expense) and non-recurring litigation costs consistent with your reconciliation on page 10.

The Company has revised the disclosure on page 11 in response to the Staff’s comment.

Risk factors, page 11

19.                         Please revise to include a risk factor to address the possibility that interest in electronic dance music is a fad and, like all music fads, will fade at some point.

The Company has expanded the risk factor on page 15 beginning “It is possible that the popularity of electronic music…” to disclose that electronic dance music may not sustain its popularity.

20.                         We note that the sellers in the MMG transaction have a put right with respect to their remaining 20% interest. Refer to Section 2.9 of Exhibit 10.13. Please revise to include a risk factor to address any risks associated with the exercise of this put right.

The Company has revised the risk factor on page 36 beginning “Some of our stockholders have repurchase rights…” to include additional disclosure regarding the risks posed by the aforementioned put right.

Members of our senior management team, page 19

21.                         We note your response to our prior comment 32 and reissue in part. We note your disclosure that Messrs. Sillerman, Slater and Finkel are involved in other business endeavors or are permitted to pursue certain permitted business endeavors. Please revise this risk factor to disclose how much time each person will devote to your business each week or month.

The Company acknowledges the Staff’s comment and has revised the aforementioned risk factor on page 22. The Company respectively advises that it cannot predict with certainty how many hours in a week or month Messrs. Sillerman, Slater and Finkel will work for the Company. Each executive is not required under his employment agreement with the Company to work a predetermined number of hours in a particular time period. The number of hours an executive may devote to the Company in any given week or month will depend on the facts and circumstances at that time.  The Company has revised the risk factor to disclose these points.  The Company believes that the risk identified by the Staff is mitigated by a number of factors, including each executive’s substantial ownership interest in the Company and the Company’s robust senior management team, which includes six other executives.

We may face difficulty in integrating, page 25

22.                         Please revise the second paragraph to give the names of the companies you have acquired with material weaknesses in internal controls and the percentage of your revenue each represents.

The Company has revised the aforementioned risk factor on page 29  in response to the Staff’s comment.

We may seek to raise additional funds, finance acquisitions, page 27

23.                         We note your disclosure that you may be required to issue additional shares if certain of your acquired businesses achieve earnout thresholds. Please revise to quantify in tabular format the maximum number of additional shares that are potentially issuable pursuant to such earnout arrangements.

The Company acknowledges the Staff’s comment and has revised page 32 to add the requested information in a more comprehensible format.

We have incurred significant indebtedness in connection with our growth strategy, page 27

24.                         We note your disclosure that you do not have sufficient funds to repay your short term debt obligations and that you may not have the funds necessary to pay principal and interest on your First Lien Term Loan Facility when it matures. Please prominently disclose this fact in an appropriate place in the Prospectus Summary section on page 1. Please also highlight such disclosure in bold type.

The Company advises the Staff that it has repaid its short-term debt obligations and has accordingly removed from the risk factor the statement that the Company does not have sufficient funds to repay this debt.  The First Lien Term Loan Facility will not become due for more than one year after this offering, and the Company respectfully submits that potential future difficulty in repaying or refinancing this debt would not require bold faced disclosure on page 1 of the prospectus summary.

Some of our stockholders have repurchase rights, page 30

25.                         Please revise to include tabular presentation of the entities, the amounts, the price, and the relevant date and trigger events.

The Company acknowledges the Staff’s comment and has revised the aforementioned risk factor to add the requested information in a more comprehensible format.

Use of proceeds, page 38

26.                         We note your disclosure in the third paragraph that you intend to use the net proceeds to fund working capital and capital expenditures and for other general corporate purposes, which may include the acquisition of complementary businesses. Please revise this paragraph to more specifically identify and quantify the principal intended uses of the net proceeds.

The Company has revised page 47 in response to the Staff’s comment.

Capitalization, page 40

27.                         Please revise the second bullet point to include the acquisition of the 51% ownership interest in the JV with ID&T.

The Company acknowledges the Staff’s comment.  The Company has not included the formation of the ID&T JV in the transactions addressed by the pro forma column because the Capitalization table in the Registration Statement is as of March 31, 2013, and all the transactions involved in formation of the ID&T JV were completed by that time.

28.                         We note that the amount of your pro forma additional paid-in-capital as reflected in your capitalization disclosures of $126,678 does not agree with amount reflected in your pro forma balance sheet on page 45 even after consideration of the fact that this pro forma amount does not give effect to the expected offering proceeds of $100,000. Please reconcile and revise the amount in your capitalization table so that it is consistent with your pro forma balance sheet or explain why you do not believe this is required.

The Company has revised the Capitalization table and the pro forma balance sheet in the Registration Statement.

Unaudited Pro Forma Condensed Combined Statement of Income, page 46

29.                         Please revise the pro forma balance sheet to include a separate subtotal that gives effect to the various transactions reflected in the pro forma financial information other than your planned public offering. The pro forma effects of the public offering should be included in a separate column that gives only effect to the offering and should be followed by a final column which gives effect to all of the other transactions including your planned public offering.

The Company has revised the pro forma balance sheet on page 54 to include a separate subtotal column for the effects of the various transactions reflected in the pro forma disclosure other than for this offering and a new separate column for the pro forma effects of this offering followed by an overall total column which gives effect to all of the pro forma transactions, including this offering.

30.                         The adjustment for pro forma interest expense of $4,691 should be bracketed. Please revise.

The Company has revised the pro forma interest expense on page 56 in response to the Staff’s comment.

31.                         Please revise the caption “Net income attributed to SFX Entertainment, Inc.” to include “net loss” since you had a net loss on both an actual and pro forma basis for 2012.

The Company has revised pages 55 and 56 in response to the Staff’s comment.

Notes to unaudited pro forma condensed combined financial statements, page 47

32.                         Reference is made to footnote 2(a). Please expand your footnote to explain how the fair value of the common stock issued in connection with the acquisition at $5 per share was determined, including the date used for purposes of measuring fair value. Your response and your revised disclosure should clearly explain both the method and significant assumptions used to determine the fair value of the common shares issued.

The Company has revised the disclosure in the Registration Statement in response to the Staff’s comment to include the following explanation of how the fair value of the common stock issued in connection with the acquisition was determined.

The Company advises the Staff that the $5.00 per share purchase price per share was simultaneously negotiated with many target companies and subsequently agreed to in mid- to late-2012.  The Company believes that each of these negotiations was an arm’s-length transaction between unrelated parties and, as such has used the $5.00 per share valuation as a recent indication of the fair market value of the Company’s common stock for the purposes of valuing the stock issued in the acquisition of Beatport. The common stock’s fair value was also supported by a private placement transaction with a private investor at a value per share of $5.00 on February 22, 2013. In addition, the Company has recently completed an independent valuation prepared by a third-party valuation company. At December 31, 2012, the value ranges set forth in the valuation report support the $5.00 per share value used for the acquisition. The Company has used the $5.00 per share valuation through and including the acquisition of Beatport and the issuance of shares for the ID&T JV.

33.                         We note from the disclosure in footnote (2) that in connection with the acquisition of Beatport, you recognized a significant amount of goodwill. Please revise footnote (2) to disclose the qualitative factors that resulted in recognition of goodwill in connection with this transaction such as expected synergies from combining operations of the acquiree and acquirer, or intangible assets that do not qualify for separate recognition. Also, please revise to disclose the amount of goodwill that is expected to be deductible for tax purposes. Refer to the disclosure requirements outlined in ASC 805-30-50. The notes to your interim financial statements should also be revised to include these disclosures.

The Company has revised the disclosure in footnote (4) of page 59 of the Registration Statement in response to the Staff’s comment.

The Company has disclosed that it recently completed a preliminary valuation by an independent valuation firm of the fair values of the assets acquired in the Beatport transaction. The March 31, 2013 balance sheet has been revised to reflect the amounts contained in the preliminary valuation report and accordingly, the March 31, 2013 pro forma balance sheet does not reflect an adjustment for this acquisition as the transaction closed prior to March 31, 2013.

The Company respectfully notes that goodwill in the preliminary valuation is less than the amount allocated on an estimated basis in the December 31, 2013 pro forma adjustment, while the identified intangible amounts have increased from the amounts used. Goodwill represents the excess of the purchase price over the identifiable assets and intangible assets and is a reflection of the synergies that are expected from the Beatport operation in connection with the Company’s overall strategy of developing shows and festivals around EMC. In addition, goodwill is also associated with the existing workforce at Beatport and Beatport’s presence in the EMC digital community. The Company has revised the disclosure in footnote (2) and the notes to the interim financial statements to include the relevant disclosure.

34.                         Reference is made to footnote (4). Please disclose the interest rate used to calculate pro forma interest expense and explain how this interest rate was determined.

The Company has revised the disclosure in footnote (7) of page 61 to note that the rate used to determine pro forma interest expense was 8.75%, which is the current rate in effect under the First Lien Term Loan Facility.

35.                         Reference is made to footnote (6). We note that pro forma income tax expense is calculated using an assumed blended federal/state rate of 2.85%. Please expand your footnote to explain why the blended rate rather than the statutory rate in effect for the period is appropriate for determining pro forma income tax expense. Further, please tell us your basis for concluding that the blended rate is factually supportable and provide us with your analysis. If you are unable to conclude that the rate used is factually supportable, please revise your pro forma income tax expense calculation to reflect the statutory rate in effect for the period presented. Refer to Instruction 7 to Rule 11-02(b) of Regulation S-X.

The Company acknowledges the Staff’s comment and has revised the pro forma income tax expense for the period presented on page 62 to reflect the statutory rate pursuant to Rule 11-02(b) of Regulation S-X.

36.                         Refer to footnote (9). Please tell us and revise footnote (9) to explain how you determined the fair value of the 2,000 shares of common stock that were valued at $10,000 and which were issued in connection with your investment in ID&T JV. Similarly, please also explain how you valued the 2,000 shares of common stock that were valued at $10,000 to acquire the ID&T option on March 20, 2013.

The Company notes its response to comment 32.

The Company advises the Staff that, as there is currently no public market for the Company’s common stock. Recently the Company commissioned an independent valuation of its common stock. The valuation report supports the $5.00 value used through March 15, 2013. In addition, the valuation report shows a value for our common stock of $7.19 as of March 31, 2013. We have used this value for the purposes of valuing the stock issued with respect to the ID&T Option. In evaluating the share value, the Company believes that the Beatport acquisition and the ID&T JV acquisitions which were valued at $5.00 based on the December 31, 2012 valuation increased the intrinsic value of the Company.

Management’s discussion and analysis of financial condition, page 54

Liquidity and capital resources, page 59

37.                         We note your response to our prior comment 58 and reissue. We note your disclosure in the third full risk factor on page 27 that, as of April 23, 2013, you have $5.5 million of short-term debt obligations and owe $49.5 million under your First Lien Term Loan Facility. We also note your disclosure in the above referenced risk factor that you currently do not have sufficient funds to repay your short-term debt obligations. Please revise this section to discuss and quantify your expected near term and long term financing requirements which are necessary to maintain your current operations, the timing of such demands, and the impact on the company if the funding cannot be obtained. In this regard, we also note that the third to last paragraph of this section assumes receipt of the proceeds of this offering without discussing the company’s current liquidity position.

The Company respectfully notes that the $5.5 million short-term obligation was paid in full on May 15, 2013. The amount outstanding under the First Lien Term Loan Facility, which currently is $64.5 million, matures on September 15, 2014. The Company expects to refinance the First Lien Term Loan Facility concurrently with the closing of this offering.

38.                         We note your response to our prior comment 59 and reissue. We note your disclosure in the second to last paragraph of this section that you are in the process of exploring a variety of financing options in conjunction with consummating further acquisitions. We also note that you have identified seven potential acquisitions on page 3 and that you appear to have fully drawn down your First Lien Term Loan Facility. Please revise this section to discuss and quantify your anticipated acquisition financing requirements and any contemplated financing options in greater detail. For example and without limitation, we note that the exercise price of the ID&T Option is $40 million in cash plus the extinguishment of a $7.5 million note owed to you by ID&T.

The Company acknowledges the Staff’s comment and states that the proceeds from the offering as detailed in the Use of Proceeds in the Registration Statement will be used to fund the Company’s planned acquisitions. The Company also respectfully notes that the $7.5 million advance due to ID&T was paid on March 15, 2013 from the proceeds of the First Lien Term Loan Facility.

39.                         We note from the discussion on page 60 that on March 15, 2013, you acquired Beatport in a merger transaction of $59.4 million consisting of $33.4 million in cash and $25 million in your stock valued at $5 per share. Given that you subsequently closed on a private placement transaction with investors on April 1, 2013 in which you issued 1,000,000 shares at $10 per share for an aggregate purchase price of $10.0 million, please explain why you believe your valuation of the shares issued as part of the Beatport acquisition transaction at $5 per share was appropriate and in accordance with the guidance outlined in ASC 805-30-30-7.

The Company respectfully refers the Staff to the Company’s responses to comments 32 and 36 with respect to the value placed on its common stock in connection with the Beatport acquisition.

Subsequent to the Beatport transaction and the acquisition of the 51% interest in the ID&T JV, the Company believed that the value of its common stock had increased as a direct result of these transactions. The terms of the shares issued in the private placement on April 1, 2013 at $10.00 per share, included additional features such as a repurchase right and an adjustment feature based on the initial public offering price.

Contractual and commercial commitments, page 63

40.                         Given the significant amount of borrowings obtained under the First Lien Term Loan Facility entered into on March 15, 2013, please revise to include a pro forma table of your contractual obligations as of December 31, 2013 which gives effect to the borrowings under your First Lien Term Loan Facility and any other material changes in your contractual obligations. This table should be accompanied by footnote disclosures explaining the nature of any adjustments made to your historical contractual obligations to arrive at the amounts presented in the pro forma table.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 80 to include a historical table of contractual obligations as of March 31, 2013, which includes the Company’s initial borrowings under its First Lien Term Loan Facility, and a pro forma table of contractual obligations, which reflects the increase in size of that facility and the repayment of short-term debt that occurred after March 31, 2013.

Critical Accounting Policies and Estimates, page 65

41.                         In light of the significant number of stock option grants to officers and employees made during fiscal 2012 and 2013, please revise to include stock-based compensation as a critical accounting policy. The discussion in your critical accounting policies section should include the following:

•                  the significant factors, assumptions and methodologies used in determining the fair value of the stock-based compensation grants. As part of your response and your revised disclosure, please indicate whether the valuation of such grants was contemporaneous or retrospective and indicate whether the valuation was prepared by a related party or an unrelated valuation specialist;

•                  a table disclosing the number of instruments granted, exercise price, fair value of the underlying stock, and the fair value of the instrument grants for the twelve month preceding the most recent balance sheet date;

•                  each significant factor contributing to the difference between the fair value at the date of each grant and (1) the estimated IPO price, or (2) if a contemporaneous valuation by an unrelated valuation specialist was obtained subsequent to the grants but prior to the IPO, the fair value determined by that valuation; and

•                  the valuation alternative selected and the reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist, if applicable.

Refer to the guidance outlined paragraph 182 of the AICPA Technical Practice Aid, Valuation of Privately-Held Equity Securities Issued as Compensation.

The Company acknowledges the Staff’s comment and has revised the critical accounting policies starting on page 82 to include a disclosure on stock-based compensation.

Principal stockholders, page 106

42.                         Refer to footnote 2. We note that Mr. Och has disclaimed beneficial ownership of the shares “except to the extent of his direct pecuniary interest therein.” Please note that for the purposes of Exchange Rule 13d-3(a), beneficial ownership is not determined based on pecuniary interest. Please revise footnote 2 accordingly or tell us why such a disclaimer is appropriate.

The Company has removed the disclaimer in footnote 2 on page 134 in response to the Staff’s comment.

43.                         For ID&T Holding B.V., please revise to disclose the natural person or persons who have voting or investment power with respect to the common stock listed in the table.

The Company acknowledges the Staff’s comment and confirms that it will provide this information if applicable in an amendment to the Registration Statement.

Description of capital stock, page 108

Options, page 109

44.                         We note from the disclosure on page 109 that as of April 23, 2013, there were outstanding options to purchase 17,770,500 shares of your common stock subject to your equity compensation plans with a weighted average price of $4.46 per share. As this number significantly exceeds the number outstanding at December 31, 2012 as disclosed in Note 13 to your financial statements, please revise the notes to your financial statements to disclose the number and significant terms of any option grants that were made subsequent to December 31, 2012.

The Company acknowledges the Staff’s comment and has revised the disclosure in Note 13 to the financial statements beginning on page F-36 to include option grants that were made subsequent to December 31, 2012. The amounts disclosed in the notes to the financial statements reconcile the options outstanding as disclosed in Amendment No. 1.

Repurchase Rights, page 111

45.                         We note certain agreements entered into during fiscal 2012 and 2013, which involved the issuance or sale of your common stock, provide for repurchase rights whereby the counterparty can require you to repurchase shares of your common stock if certain conditions stipulated in the agreements are not met, such as the completion of a public offering or the declaration of an effective registration statement by certain deadlines. Please revise your disclosures in the notes to the financial statements to describe the nature and significant terms of the repurchase rights contained in each of the agreements outlined on pages 111 and 112 of the registration statement. Also, to the extent that these agreements require you to repurchase shares of your common stock or other equity instruments due to events or circumstances which are not within your control, such as the failure to have a registration statement declared effective by the SEC by a designated date or the failure to complete an initial public offering, we would expect the shares subject to repurchase to be reflected in your financial statements as temporary or mezzanine equity pursuant to the guidance in ASC 480-10-S99. Please revise your financial statements accordingly. The pro forma financial information included on pages 43 through 51 of the registration statement should be similarly revised.

The Company acknowledges the Staff’s comment and advises that it has revised the financial statements to reclassify stock issued with repurchase rights as temporary equity on the balance sheet. The financial statements have been marked as “Restated” as a result of this change. The Company has also reclassified the redeemable minority interest in MMG as temporary equity.

SFX Entertainment, Inc.

Notes to the financial statements

1. Description of Business and Summary of Significant Accounting Policies, page F-20

Due from promoters, due to promoters and allowance for doubtful accounts, page F-22

46.                         We note that you record amounts due from and to promoters on a net basis. Please revise to disclose why you believe you have the right to setoff such amounts pursuant in ASC 210-20-45. As part of your response, please tell us how you meet the conditions outlined in ASC 210-20-45-1. Alternatively, you may revise to present amounts due from and to promoters on a gross basis.

In the period preceding an event, both the Company and its promoters incur various costs.  These costs are tracked in a shared database which can be accessed by both parties at any time.  As the Company incurs its costs, it records an asset in prepaid expenses.  After the event, the Company and its promoters agree on a settlement for that individual event and that settlement culminates the earnings process.  Based on the settlement, the Company records one amount due from or due to promoters for that event.   Generally, the promoters collect the cash from ticket sales and thus this settlement results in the promoters owing amounts to the Company.

Under ASC 210-20-45-1, a right of setoff exists when all of the following conditions are met:

a.   Each of two parties owes the other determinable amounts.

b.   The reporting party has the right to set off the amount owed with the amount owed by the other party.

c.   The reporting party intends to set off.

d.   The right of setoff is enforceable at law.

In the Company’s evaluation of these criteria, it considered that on an event basis, a settlement statement indicates that one amount that is due from or due to promoters.  In other words, on an event basis, each party does not owe the counterparty an amount.  Rather, one party owes the other party (generally, the promoters owe the Company based on the settlement statement).  Since at this level the Company is not offsetting amounts due from promoters with amounts due to promoters, it does not believe the guidance in ASC 210-20-45 applies to this situation.  The Company has revised its disclosure to better reflect this analysis.

On occasion, there are small amounts unsettled from prior events.  Long standing industry practice has been that these unsettled amounts are carried into the following events produced with the same promoters (i.e., offsetting multiple events).  Since the amounts are immaterial individually and in the aggregate, the Company has generally offset the amounts in its financial statements. The majority of its relationships with promoters are through acquisitions it has made and are governed by historical practices rather than contractual agreements.  The Company’s relationships with these promoters are ongoing and its consistent business practice has been to offset amounts due from each promoter with any amounts that might be due to such promoter from previous events. The Company believes this practice, which has been accepted by both parties, is evidence that any legal liability has been satisfied, as its settlement relationship is only maintained on a rolling net basis. Account statements to this effect periodically delivered to promoters and payments between the parties consistently reflect this practice.  The foregoing notwithstanding, the Company acknowledges the Staff’s comment and has revised the financial statements to reclassify amounts due to promoters as a liability. The amount reclassified at December 31, 2012 is $164,627.  The Company does not consider this amount to be material to the financial statements.

8. Business Combinations, page F-28

47.                         We note pursuant paragraph 2.9 of the Asset Contribution Agreement with Nightlife Holdings LLC, filed as Exhibit 10.13, Nightlife granted you a call option, and you granted Nightlife a put option, exercisable anytime from January 1, 2015 to June 30, 2015, to acquire or cause you to acquire the remaining 20% interest held by Nightlife (call/put interest). Please revise your notes to the financial statements to disclose the salient terms of the call/put interest and how the call/put interest has been accounted for within your financial statements. It appears that the call/put interest represents a derivative that should be classified as a liability and measured at fair value. In this regard, please tell us how you considered the guidance prescribed in ASC 480-10-55-53 to 58. If you do not believe the guidance applies, please explain why and provide us with the relevant technical guidance used in determining the appropriate treatment in your next response to us.

The Company acknowledges the Staff’s comment. The Company respectively submits that it does not believe the guidance in ASC 480-10-55-53 to 58 applies to the non-controlling interest in MMG. First, the Company evaluated whether the call/put options were embedded or freestanding instruments and determined that the call/put options are not legally detachable from the non-controlling interest because they are non-transferrable. Further, they are not separately exercisable because the non-controlling interest terminates upon exercise of the options. As a result, the call and put options would be considered embedded in the underlying non-controlling interest.

Second, the Company evaluted whether the call/put options were mandatorily reedemable under ASC 480-20. The Company believes that the non-controlling interest is not subject to the provisions of ASC 480 because the put option conveys an option rather than an unconditional obligation to redeem the non-controlling interest.

The Company further evaluated whether the call/put options met the definition of a derivative which would require bifurcation under ASC 815. The call and put options do not meet the definition of a derivative because they require gross physical settlement and the shares of MMG are not publicly traded and therefore not readily convertible to cash. Lastly, the Company considered whether the call/put options would be considered redeemable under ASC 480-10-S99-3A. Because the put option permits MMG to put its equity interest to the Company for cash, the redemption features are not solely within the control of the Company and the non-controlling interest is considered to be redeemable equity under ASC 480-10-S99-3A. Therefore, the non-controlling interest (including the embedded options) should be classified as “mezzanine” in the Company’s balance sheet. Further, ASC 480-10-S99-3A states “the initial carrying amount of a redeemable equity instrument that is subject to ASR 268 should be its issuance date fair value, except as follows: (a)….  (c) For noncontrolling interests, the initial amount presented in temporary equity should be the initial carrying amount of the noncontrolling interest pursuant to Section 805-20-30….” ASC 805-20-30-1 states that the acquiree should measure the identifiable assets acquired at their acquisition date fair value. ASC 830-10-30-7 states that the acquirer should measure a noncontrolling interest in the acquiree at its fair value at the acquisition date. Accordingly, the Company recorded the non-controlling at its fair value at the acquisition date. The Company has restated its financial statements to show the non-controlling interest in MMG as mezzanine equity.

48.                         We note from the disclosures included on page F-30 that you issued 786,467 shares of your common stock at $5.00 per share to the former shareholders of Life in Color, 1,000,000 shares of common stock at $5.00 per share to the former owner of Disco Productions, and 674,560 shares of common stock at $5.00 per share to the former owner of Nightlife Holdings, LLC. Given the subsequent private placement financings with existing stockholders that occurred in October 2012 and which were made at a purchase price of $4.00 per share, please explain in further detail why you believe it was appropriate to value the shares issued in connection with these acquisition transactions at $5.00 per share rather than at the $4.00 per share in which shares were issued in the October 2012 private placements. We may have further comment upon review of your response.

The Company acknowledges the Staff’s comment and respectfully notes that the private placement at $4.00 per share that occurred in October 2012 was actually negotiated and agreed to in June of 2012, and at the time, was part of an original overall commitment to purchase 5.0 million shares. The values ascribed to the common stock issued in connection with the acquisitions of Life in Color, Disco and Nightlife Holdings, LLC, of $5.00 per share, was the value negotiated with numerous acquisition targets during this period, including negotiations with respect to transactions that were never consummated. In addition, the Company issued shares at $5.00 per share in private placements in January and February of 2013, which were arm’s-length transactions between unrelated entities.

49.                         Please tell us and revise your disclosures with respect to the acquisition of 80% ownership interest in MMG to disclose in greater detail how you determined the fair value of the non-controlling interest at the time of acquisition. Refer to the guidance in ASC 805-20-30-7 and 8, and the disclosure requirements in ASC 805-20-50-1e.

The Company acknowledges the Staff’s comment. The acquisition date fair value of the non-controlling interest in MMG was measured using an income approach. The equity shares of MMG are not publicly traded and as such could not be determined based on active market prices. The fair value was determined by calculating the fair value of MMG as a whole and subtracting the consideration the Company paid for the 80% controlling interest.  In determining the fair value of MMG, the acquisition date fair value contemplated synergies that are expected to be created through the acquisition and determined that the synergies created from the acquisition will benefit MMG as a whole, including the non-controlling interest, resulting in our ownership and the non-controlling interest having proportionate economic interest to the respective ownership.  The Company has expanded the disclosure on page F-30 of the Registration Statement in this regard.

13. Stock-Based Compensation, page F-35

50.                         We note from the table at the bottom of page F-36 reflecting your stock option activity that you granted 3.25 million stock options during 2012. However, we also note from disclosures in the executive compensation section of the document beginning on page 92 that you granted approximately 5.5 million of stock options during 2012 to certain officers and employees in connection with its formation. We further note that Mr. Sillerman was granted other non-formation awards including additional options and 1.1 million shares of restricted stock during 2012. While we note your disclosure that lack of contemporaneous documentation for certain 2012 option grants resulted in compensation expense for those options being recorded in fiscal 2013, we are unable to reconcile the number of shares granted in the executive compensation section to the disclosures provided in the stock option activity table. In this regard, please reconcile the information disclosed in the notes to your financial statements to that reflected in the executive compensation section, including the chart on page 94. Your response and revised disclosure should include the number of options related to 2012 grants for which contemporaneous documentation could not be located, the approximate fair value of such options and the amount of compensation expense that was not recognized until fiscal 2013. We may have further comment upon receipt of your response.

The Company respectfully notes that the Company did not grant any shares of restricted stock in 2012. As noted in Note 15 on page F-42, 1,000,0000 shares of the Company’s common stock and 100,000 warrants were exchanged by Mr. Sillerman for 1,100,000 restricted shares of the Company’s common stock in April 2013. Compensation expense will be recognized based on a share value of $7.19 per share, based on the Company’s valuation report as of March 31, 2013. The reconciliation between the amounts listed or granted in 2012 and the total outstanding as of June 24, 2013 are as follows: 1) options granted in 2012 were 3,250,000, 2) options issued in 2012 but not recorded until 2013 were 5,220,000 and 3) options granted and recorded in 2013 were 9,913,000. The approximate fair value of options related to 2012 recorded in 2013 was determined using a third party valuation and ranged from $2.81 to $3.87 and the compensation expense recognized in 2013 with respect to these options was $4.4 million.

51.                         Furthermore, please revise your notes to the consolidated financial statements to disclose the nature and terms of any restricted stock granted during the year, including the 1.1 million shares granted to Mr. Sillerman. As part of your response and revised disclosure, please tell us how the restricted stock has been valued and accounted for within your financial statements including the amount of compensation expense recognized during 2012 and the first quarter of 2013. Refer to the disclosure requirements outlined in ASC 718-10-50.

The Company respectfully notes that the Company did not grant any shares of restricted stock in 2012. As noted in the Note 15 on page F-39, 1,000,0000 shares of the Company’s common stock and 100,000 warrants were exchanged by Mr. Sillerman for 1,100,000 restricted shares of the Company’s common stock in April 2013. Compensation expense will be recognized based on a share value of $7.19 per share, based on the Company’s valuation report as of March 31, 2013. Please see the Company’s response to question 58.

52.                         Please reconcile for us the information provided in the table related to outstanding and exercisable equity awards at December 31, 2012 on page 96 to the disclosures of options outstanding and exercisable on page F-37.

The Company acknowledges the Staff’s comment. The table on page F-38 lists 3,250,000 options as outstanding at December 31, 2012. Included in this amount are the 2,000,000 options granted to Mr. Finkel. The options listed in the table on page 96 that were issued to Mr. Sillerman (2,500,000) and Mr. Slater (1,000,000) were issued in 2012; however, as mentioned in the Company’s response to the Staff’s comment 50, due to the lack of contemporaneous documentation regarding these awards, the Company recognized these issuances for financial reporting purposes in 2013 when evidence of a mutual understanding of the key terms of the awards were obtained. The additional, 2,100,000 options listed in the table on page 96 are options that were exchanged for warrants granted in 2012 in connection with the promissory note, as discussed in the Company’s response to the Staff’s comment 58, below.

53.                         Please revise your stock-based compensation footnote to disclose whether the valuation used to determine the fair value of the equity instruments granted was contemporaneous or retrospective and indicate whether the valuation was prepared by a related party. Refer to the disclosure requirements outlined in the paragraph 179 of the AICPA Technical Practice Aid, Valuation of Privately-Held Equity Securities Issued as Compensation.

The Company revised Note 13 to disclose the valuation method used to determine fair value of the stock options was contemporaneous based on the date the award deemed to be granted. We have more fully described our accounting for stock based compensation including the valuation of our common stock on page 82 of the Registration Statement.

14. Capital Stock, page F-37

54.                         Please revise Note 14 to disclose the significant terms of your various private placement transactions. As part of your revised disclosure, please indicate the number of shares issued and the purchase price paid in the various private placement transactions that occurred during 2012. Your revised disclosure should be presented in a level of detail consistent with that provided in “Item 15. Recent sales of unregistered securities” on page II-2 of the registration statement.

The Company has revised its disclosure to indicate the number of shares issued, the price per share and the aggregate purchase price paid for each private placement transaction that occurred during 2012.  In addition, the Company has revised the disclosure to include the significant terms between the Company and the purchaser of each transaction.  This disclosure is consistent with the level of detail provided in “Item 15. Recent sales of unregistered securities.”

17. Other Information, page F-38

55.                         We note subsequent to year-end in connection with the definitive joint venture agreement with agreement ID&T, you issued a $7,500 non-recourse loan, 2,000 shares of common stock and warrants to purchase 500,000 shares of common stock at a price of $2.50 per share. We further note you paid $2.5 million in cash and issued an additional 2,000 shares of common stock for the ID&T option. Given the significance of the transaction, please tell us and revise your notes to describe your planned accounting treatment for the transaction within your financial statements. As part of your response and your revised disclosure, please explain how the fair value of the warrants was determined.

The Company acknowledges the Staff’s comment and has revised the disclosure on page F-69.

The Company now states that it will account for the acquisition of its interest in the ID&T JV on a consolidated basis. The non-recourse loan will remain as an advance until such time as the option to purchase ID&T is exercised and closed. Goodwill, intangible assets and minority interest were preliminarily recognized and will be adjusted based on the final valuation. The warrants issued with respect to the joint venture were valued under the Black Scholes formula and the fair value was determined to be $1.8 million, which has been included as part of the consideration of the acquisition of the joint venture.

The $2.5 million payment for the ID&T Option and the issuance of 2.0 million shares, which were valued at $7.19 per share, will be held as an investment until the option is exercised and the transaction is closed. When and if the transaction is completed, the Company will account for the acquisition of ID&T on a consolidated basis including the recognition of minority interest on a full fair value basis. At the time of the closing of the acquisition of ID&T, and following a series of restructuring transactions, the Company will revise the carrying value of the ID&T JV to reflect the increase in its ownership interest from 51% to 75%.

19. Subsequent Events, page F-39

56.                         We note from the disclosure on page 28 that your First Lien Term Loan contains certain covenants, one of which limits your ability to pay dividends. Please revise your footnote to disclose the nature and significant terms of the restrictions imposed on your ability to pay dividends by the terms of your loan agreement. Refer to the disclosure requirements outlined in Rule 4-08(e) of Regulation S-X.

The Company acknowledges the Staff’s comment and has revised the disclosure on page F-59.

The Company has revised the disclosure to explain the restrictions imposed by the covenants contained in the First Lien Term Loan Faculty on paying dividends. In accordance with the agreement, no dividend payments may be made unless they are declared and paid on the common Equity Interests of the borrower or its subsidiaries ratably to the holders of such common Equity Interests and payable only in common Equity Interests of the borrower or subsidiaries.

57.                         In the penultimate paragraph on page F-40, please revise to disclose the fair value of the 2,000,000 shares of common stock issued in connection with the option agreement and explain how fair value of the shares of common stock was determined. We note from disclosures contained elsewhere in the document that the shares issued in connection with both the joint venture and option agreement have been valued at a price of $5 per share. As part of your response, please explain why you believe fair value of $5 per share is appropriate when it appears on April 2, 2013 you sold shares of your common stock in a private placement transaction at a price of $10 per share.

The Company has revised its disclosure on page F-43 to state that the fair value used in connection with the 2.0 million shares issued for the ID&T Option is $7.19 per share. The previous disclosure indicating $5.00 per share was incorrect and has been revised as mentioned in the response to item 36 above. The value of $7.19 per share was based on the March 31, 2013 valuation report.

58.                         We note the disclosure on page F-40 indicating that certain equity awards granted to Mr. Sillerman were exchanged for similar equity awards under your 2013 Supplemental Equity Plan. Please tell us and revise the notes to your financial statements to disclose the terms of the number and the terms of the equity awards that were exchanged in this transaction. As part of your response and your revised disclosure, you should also explain whether any additional compensation expense was recognized pursuant to the guidance in ASC 718-20-35.

The Company acknowledges the Staff’s comment. On December 31, 2012, the Company issued in a financing transaction a promissory note to Robert F.X. Sillerman in the principal amount of $7.0 million, together with warrants to purchase up to an aggregate amount of 2,100,000 shares of the Company’s common stock, in exchange for a cash payment of $7.0 million. In connection with this transaction, Mr. Sillerman entered into a back-stop agreement pursuant to which he agreed to purchase the entire amount of the notes offered but not subscribed for by the Company’s equity investors. As consideration for the funding of the back-stop, Mr. Sillerman received 100,000 warrants at an exercise price of $.01 per share. In connection with the issuance of the note, Mr. Sillerman also was issued 700,000 warrants to purchase stock at $5.00 per share; 700,000 warrants to purchase stock $7.50 per share; and 700,000 warrants to purchase stock at $10.00 per share. In accordance with the guidance under ASC 815, the fair value of both the note and the warrants was determined and the proceeds of the note were allocated between the note and the warrants based on the pro rata individual values to the aggregate combined value of the note and the warrants. As a result, $3.19 million was recorded as additional paid-in-capital with respect to the allocated value of the warrants and $3.81 million was allocated to the note payable, which is included in due to related parties on the balance sheet as of December 31, 2012. The difference between the face value of the note and the recorded value represents a discount associated with the issuance of the note which was amortized as interest expense during the first quarter of 2013.

Compensation expense associated with the exchange of equity awards will be measured and recognized as an expense beginning in April 2013, coincident with the exchange. Compensation expense will be recognized over the vesting period, which is three years.

Item 16. Exhibits and financial statement schedules, page II-3

59.                         We note that in a number of exhibits you appear to have redacted certain information and replaced such text with “###” markings. In each case, please refile fully executed complete copies of each exhibit or advise. In this regard, we refer you to Exhibits 4.2, 4.3, 4.4, 10.6, 10.8, 10.26, 10.29 and 10.30.

The Company acknowledges the Staff’s comment. The Company has refiled fully executed copies of exhibits 4.4 and 10.8.  The Company has refiled fully executed copies of exhibits 4.2, 4.3, 10.6, 10.26, 10.29 and 10.30 and has submitted a confidential treatment request herewith pertaining to certain information therein.

60.                         Refer the footnote annotations after the exhibit index. We note the footnote annotation “**” and associated disclosure that you agree to “furnish supplementally to the SEC in accordance with Item 601(b)(2) of Regulation S-K.” Please revise the associated footnote disclosure to clarify that you agree to furnish supplementally to the SEC a copy of any omitted schedules upon request in accordance with Item 601(b)(2) of Regulation S-K.

The Company acknowledges the Staff’s comment and has amended page II-6 accordingly.

Exhibit 10.2

61.                         Please refile a fully executed copy of Exhibit 10.2. In this regard, we note that the date of execution by Mr. Finkel has been omitted.

The Company acknowledges the Staff’s comment and has refiled Exhibit 10.2.

Exhibit 10.3

62.                         Please refile Exhibit 10.3 to include a complete copy of the agreement which includes all exhibits, attachments, schedules, annexes, and appendixes. In this regard, we note that the filed version of Exhibit 10.3 is missing Schedule B.

The Company acknowledges the Staff’s comment and has refiled Exhibit 10.3.

Exhibit 10.5

63.                         Please advise why you have filed a form of the share exchange agreement rather than a fully executed copy. Refer to Item 601(b)(2) of Regulation S-K.

The Company has removed the form of share exchange agreement from the exhibit list.

Exhibit 10.6

64.                         Please refile a fully executed copy of Exhibit 10.6. In this regard, we note that the date of execution by SFX Entertainment, Inc. has been omitted.

The Company acknowledges the Staff’s comment and has refiled Exhibit 10.6.

Exhibit 10.19

65.                         Please refile Exhibit 10.19 to include a complete copy of the agreement which includes all exhibits, attachments, schedules, annexes, and appendixes. In this regard, we note that the filed version of Exhibit 10.19 is missing Exhibit A.

The Company acknowledges the Staff’s comment and has refiled Exhibit 10.19.

Exhibit 10.20

66.                         Please refile Exhibit 10.20 to include a complete copy of the agreement which includes all exhibits, attachments, schedules, annexes, and appendixes. In this regard, we note that the filed version of Exhibit 10.20 is missing Exhibits A and B.

The Company acknowledges the Staff’s comment and has refiled Exhibit 10.21.

Exhibit 10.25

67.                         Please refile Exhibit 10.25 to include a complete copy of the agreement which includes all exhibits, attachments, schedules, annexes, and appendixes. In this regard, we note that the filed version of Exhibit 10.25 is missing all schedules and exhibits.

The Company acknowledges the Staff’s comment and has refiled Exhibit 10.25. The Company has submitted a confidential treatment request herewith pertaining to certain information in Exhibit 10.25.

Exhibit 10.27

68.                         Please refile Exhibit 10.27 to include a complete copy of the agreement which includes all exhibits, attachments, schedules, annexes, and appendixes. In this regard, we note that the filed version of Exhibit 10.27 is missing Exhibits A through E.

The Company acknowledges the Staff’s comment and has refiled Exhibit 10.27. The Company has submitted a confidential treatment request herewith pertaining to certain information in Exhibit 10.27.

If it would expedite the review of the information provided herein, please do not hesitate to call the undersigned at (212) 549-0393.

Sincerely,

/s/ ARON IZOWER
Aron Izower
Reed Smith LLP

cc:           Howard J. Tytel, SFX Entertainment, Inc.

                Jason Barr, Reed Smith LLP